Filed Pursuant to Rule 433

Registration No. 333-204039

Issuer Free Writing Prospectus dated May 14, 2015

Relating to Preliminary Prospectus Supplement dated May 11, 2015

CNO Financial Group, Inc.

Pricing Term Sheet

$825,000,000

Increase in Size of Offering:

The aggregate principal amount of Notes to be issued in the offering has been increased from $800.0 million to $825.0 million.

Issuer:	CNO Financial Group, Inc.
Security Description:	4.500% Senior Notes due 2020	5.250% Senior Notes due 2025
Aggregate Principal Amount Offered:	$325,000,000	$500,000,000
Maturity:	May 30, 2020	May 30, 2025
Price to Public:	100%, plus accrued and unpaid interest from May 19, 2015	100%, plus accrued and unpaid interest from May 19, 2015
Yield-to Maturity:	4.500%	5.250%
Benchmark Treasury:	1.375% UST due April 30, 2020	2.125% UST due May 15, 2025
Benchmark Treasury Price	99–11+	99–00

Benchmark Treasury Yield	1.510%	2.237%

Spread to Benchmark Treasury:	299 basis points	301 basis points
Gross Proceeds to Issuer:	$325,000,000	$500,000,000
Net Proceeds to Issuer before offering expenses:	$320,450,000 (after deducting underwriting discounts)	$493,000,000 (after deducting underwriting discounts)

Optional Redemption:	Make-whole call at any time at Treasury + 50 basis points	Prior to February 28, 2025, make-whole call at any time at Treasury + 50 basis points.

On or after February 28, 2025, at par at any time.

CUSIP / ISIN:	12621EAJ2 / US12621EAJ29	12621EAK9 / US12621EAK91
Interest Payment Dates:	May 30 and November 30
Regular Record Dates:	May 15 and November 15
First Interest Payment Date:	November 30, 2015
Trade Date:	May 14, 2015
Settlement Date:	May 19, 2015 (T+3)
Ratings:*	Ba1 / BB+ / BB+ (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Goldman, Sachs & Co. RBC Capital Markets, LLC
Co-Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by phone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, or RBC Capital Markets, LLC, Attention: Investment Grade Syndicate Desk, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, by phone at (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com.

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